# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DNA X, Inc., CIK 0001178697
CUSIP: 83548F309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4445 EASTGATE MALL, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0002108849
Persons authorized to receive notices and communications: Richard A. Friedman, Esq., Sheppard Mullin Richter & Hampton LLP, 30 Rockefeller Plaza, New York, New York (NY), 10112, (212) 653-8700

## Reporting persons
- DNA Holdings Venture Inc. (CIK 0002108849): type of reporting person: corporation (CO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 223,201; sole dispositive power 0; shared dispositive power 223,201; aggregate amount beneficially owned 223,201 (19.9% of the class)
- Scott Walker (CIK 0001137100): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 223,201; sole dispositive power 0; shared dispositive power 223,201; aggregate amount beneficially owned 223,201 (19.9% of the class)
- Brock Pierce (CIK 0002045830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 223,201; sole dispositive power 0; shared dispositive power 223,201; aggregate amount beneficially owned 223,201 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: DNA X, Inc.
Address of issuer's principal executive offices: 4445 EASTGATE MALL, SUITE 200, SAN DIEGO, California (CA), 92121

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by DNA Holdings Venture Inc., a Puerto Rico corporation ("DNA Holdings"), Scott Walker, a citizen of the United States of America, and Brock Pierce, a citizen of the United States of America (Mr. Walker, Mr. Pierce, DNA Holdings, the "Reporting Persons"), with respect to the shares of common stock, $0.001 par value, of the Issuer beneficially owned by them.
Residence or business address: The principal business address of the Reporting Persons is 151 Calle De San Fransico, STE 200, San Juan, PR 00901-1607.
Present principal occupation or employment: Mr. Walker and Mr. Pierce are directors and shareholders of DNA Holdings. DNA Holdings is an entity and its principal business is to invest in securities and digital assets.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 15, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with DNA Holdings and issued a convertible promissory note in the original principal amount of $1,200,000 (the "DNA Note"), in a private placement (the "Offering").

In connection with the Offering, on the same date and concurrently with the closing of the sale of the DNA Note, the Issuer also entered into a membership interest purchase agreement with DNA Holdings, pursuant to which the Issuer purchased 100% of the membership interests in DNA X LLC, a Delaware limited liability company, ("DNA X") for an aggregate purchase price of 223,201 shares of the Issuer's common stock, representing 19.99% of the outstanding shares of the Issuer's common stock as of the date of issuance.

The Membership Interest Purchase Agreement also grants DNA Holdings a put option (the "Put Option"). If at any time prior to June 30, 2026 (the "Put Period") the DNA X does not realize either (i) aggregate trading volume of at least $600,000,000 or (ii) aggregate revenues of at least $1,000,000 per day, DNA Holdings will have the right, during the Put Period, to exchange all or any portion of the shares of common stock issued to DNA Holdings under the Membership Interest Purchase Agreement for the Purchased Interests then held by the Issuer. To the extent not exercised during the Put Period, the Put Option will terminate upon the expiration of the Put Period.

Beginning on the six-month anniversary of the original issue date of the DNA Note, the outstanding principal amount of, and accrued but unpaid interest on, the DNA Note will be convertible, in whole or in part, at the option of the holder, into shares of the Issuer's common stock, at an initial conversion price of $5.50 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Under the Membership Interest Purchase Agreement, DNA Holdings also agreed to vote all shares of the Issuer's common stock beneficially owned by DNA Holdings in favor of the asset purchase agreement, dated July 17, 2025, as subsequently amended and as amended from time to time, by and among the Issuer, Pace Car Acquisition LLC, the seller representative named in the asset purchase agreement, and Social Mobile Technology Holdings LLC (the "Asset Purchase Agreement") and granted the officers and directors of the Issuer irrevocable proxy to vote for the adoption of the Asset Purchase Agreement and against any proposal made in opposition to, or in competition with, the consummation of the Asset Purchase Agreement until the earlier of January 15, 2026 and the termination of the Asset Purchase Agreement.

Pursuant to the Membership Interest Purchase Agreement, so long as DNA Holdings, directly or indirectly, beneficially owns at least 5% of the Issuer's outstanding common stock, DNA Holdings will have the right under the Membership Interest Purchase Agreement to designate one officer and one nominee for election to the Issuer's board of directors, and the Issuer will be required to take reasonably necessary corporate action to appoint such designees, subject to the oversight of the Issuer's nominating and governance committee.

The Reporting Persons acquired the common stock described in this 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's management and the board of directors, price levels of the common stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, converting the DNA Note, purchasing additional shares of common stock, disposing of shares of common stock, acquiring other financial instruments that are based upon or relate to the value of the common stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the common stock, or proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons each beneficially own an aggregate of 223,201 shares of common stock, which represent approximately 19.99% of the outstanding shares of common stock, based on 1,116,286 shares of common stock outstanding as of December 15, 2025. The foregoing excludes the shares of common stock issuable upon conversion of the DNA Note, at the option of DNA Holdings, beginning on the six-month anniversary of the original issue date.

Mr. Walker and Mr. Pierce disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of the Schedule 13D, no transactions in the shares of common stock have been effected by the Reporting Persons in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

On February 20, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 - Membership Interest Purchase Agreement, dated as of December 15, 2025, by and between DNA X, Inc. and DNA Holdings Venture Inc. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025).

Exhibit 99.3 - Securities Purchase Agreement, dated as of December 15, 2025, by and between DNA X, Inc. and DNA Holdings Venture Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025).

Exhibit 99.4 - Convertible Promissory Note, dated as of December 15, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025).

## Signatures
- DNA Holdings Venture Inc.: /s/ Scott Walker, By: Chairman (02/20/2026)
- Scott Walker: /s/ Scott Walker, Scott Walker (02/20/2026)
- Brock Pierce: /s/ Brock Pierce, Brock Pierce (02/20/2026)